

December 24, 2015

Steven B. Boehm, Esq.
Cynthia R. Beyea, Esq.
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

Re: NorthStar Global Corporate Income Fund-T
        Registration Statement on Form N-2
        File Nos.: 333-208211; 811-23116

Dear Mr. Boehm and Ms. Beyea:

NorthStar Global Corporate Income Fund (the "Fund") filed a draft shelf registration statement on November 25, 2015 (the "Registration Statement"), for the purpose of registering common shares of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. The Fund's name includes the term "global." Please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See *Investment Company Names*, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Furthermore, the Fund's name includes the term "corporate income." Rule 35d-1 under the Investment Company Act of 1940 (the "Investment Company Act") requires a "corporate income" fund to invest at least 80% of its assets (plus borrowings for investment purposes) in debt securities of corporate issuers. Please revise the disclosure or change the name of the Fund to comply with the requirement.

3. The NSAM Adviser is a recently formed foreign company that will be a registered investment adviser under the Advisers Act prior to commencement of the offering. Please see Item 9.2 of Form N-2 and provide all required disclosures (to the extent applicable).

4. Please explain in your response whether the CLO vehicles in which the Fund intends to invest would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in Section 3(c)(1) or 3(c)(7).

5. Please advise the Staff if you expect to submit an exemptive application or no-action request in connection with your Registration Statement. In particular, please inform the Staff if the registrant intends to request exemptive relief from various provisions of the 1940 Act in order to issue multiple classes of shares.

6. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

7. Please confirm that the Fund does not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

Cover Page

8. In the fifth bullet, please explain if the Distribution Support Agreement does not aim to prevent return of capital for GAAP or for tax purposes. Disclose that a portion of the distributions may represent a return of capital for tax purposes, which will result in a Shareholder recognizing additional gain when shares are sold and even in situations in which a Shareholder may have suffered an overall loss on his or her investment in Shares.

9. The second footnote to the pricing table discloses that beginning the first calendar quarter after the close of the Offering, Shares will be subject to a distribution fee of 1% of NAV until the earlier of (i) the date at which the underwriting compensation from all sources, including distribution fees and underwriting compensation paid by the Fund and shareholders equals 8% of the gross proceeds from the offering (excluding proceeds from the DRP), and (ii) the date of a Liquidity Event.

   Please add a separate bullet on the Cover Page to explain the effect of the distribution fee on a shareholder's investment.

   The disclosure states that the Fund expects to charge the distribution fee for approximately four years. Please explain the assumptions underlying the statement.

Please file as an exhibit the distribution fee arrangement. We may have additional comments.

Summary of Terms

Page 1

10. In the section titled "Master Fund," please explain whether there are any additional feeder funds that currently exist or that are intended to be launched prior to the commencement of operations of the Master Fund. If the Master Fund will have investors other than feeder funds, disclose what kind of investors they will be (*e.g.* retail investors, institutional investors, pension plans, etc.). Please include risk disclosures in the risk sections of the Registration Statement that discuss potential conflicts of interest that may arise between the Fund and other direct investors in the Master Fund. If the Fund has the ability to invest outside of the Master Fund, please disclose the circumstances under which the Fund may do so.

Page 7

11. The "Portfolio Composition" sub-section discloses that the Master Fund "intends to invest globally, with an emphasis on North America and Europe under current market conditions, although in certain situations the Master Fund may invest in securities of issuers domiciled elsewhere." Please disclose the relevant "current market conditions" and explain what may prompt a change in allocation. To what other regions?

    Please remove the statements discussing NorthStar's global resources and the list of foreign offices as the disclosure is unrelated to the discussion of portfolio composition.

Page 10

12. Please remove from the "Market Opportunities" sub-section the statement that the Fund believes that the adviser's and the sub-adviser's specialized experience, skills and resources in managing CDOs, CLOs and CMBS will enable the Fund to make successful investments in the asset class.

Page 10

13. Under the sub-section titled "Borrowings," it is disclosed that the Master Fund may "issue debt or other forms of leverage." Please specifically disclose the types of leverage the Master Fund may utilize.

Page 15

14. Discuss in the correspondence the method for accounting for Organizational and Offering ("O&O") costs on the books of the Fund. Include in the correspondence the literature that supports the accounting for O&O costs for a continuously offered closed-end fund. In addition, please note in the correspondence whether the Fund is limited in the accrual for O&O costs to 1% of the aggregate gross proceeds raised to date when preparing financial statements.

15. Please file as an exhibit the agreement between the Fund and Advisor that limits the Fund's organization and offering costs to 1% of gross proceeds raised. Please confirm the Fund will reimburse the Advisor for organization and offering costs equal to 1% of aggregate gross proceeds raised at the time any advisory fee is paid to the Advisor.

16. Please confirm the Fund will reimburse the Advisor for organization and offering costs equal to 1% of aggregate gross proceeds raised at the time any advisory fee is paid to the Advisor.

Use of Proceeds

Page 38

17. The disclosure states that "the Fund expects that following the Master Fund's receipt of the net offering proceeds, the Master Fund will invest such proceeds as soon as practicable in accordance with the Master Fund's investment objective and strategies, consistent with market conditions and subject to the availability of suitable investments." Please disclose how long it is expected to take to fully invest net proceeds from the offering. See Item 7.2 of Form N-2. If the Fund expects the investment period to exceed 3 months, the reasons for the expected delay should be explained.

Fundamental Investment Policies

Page 123

18. The disclosure states that "[t]The Fund and the Master Fund do not have any fundamental policies with respect to the concentration of their investments in a particular industry or group of industries." Please note that a registered investment company is required to adopt and disclose its policy to concentrate in securities of issuers in a particular industry or group of industries, which includes a policy not to concentrate in a particular industry or group of industry. Please revise the disclosure accordingly.

* * * * * *

We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * * * *

6908. Should you have any questions regarding this letter, please contact me at (202) 551-

Sincerely,

Asen Parachkevov
Attorney Adviser